TransitNet

The world's first crypto title registry

Investing in crypto is risky and dangerous for the 300M+ crypto investors worldwide

% of internet users who own cryptocurrency


10%
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021

Source: GWI Core 2021

Total cryptocurrency value stolen in rug pulls versus number of rug pulls, 2020 vs 2021


Total value stolen (USD)
Number of rug pulls
$3,000,000,000
$2,000,000,000
$1,000,000,000
$0
25
20
15
10
5
0
$2,800,000,000
$75,000,000
2020
2021

Source: Chainanalysis, 2022

TransitNet

Investors are left with limited options to keep their crypto safe

Keeping keys safe is difficult, and there is a lot of friction when managing wallets



Create a new random wallet
Enter a secret passphrase
Secret Passphrase (KEEP SAFE)
frequent catalog rival tomato salt negative husband host subject keen athlete detect
SAVE YOUR PASSPHRASE!
Public Address (SHARE)
AHGZGo8FovrRfNR64gupvz4G1dsE66cqUv
THIS IS YOUR ARK ADDRESS THAT REFLECTS PASSPHRASE YOU JUST GENERATED

TransitNet

TransitNet is the missing infrastructure to safeguard trillions of dollars of crypto


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Your Title Report
Hello Dave, Welcome!
B79014F6FE44
Crypto Address
Type
Send To QR Code
Download
Address
Ownership
Identify Documents Verified by Jumio – Regular Driving License
Scanned
City
First Name
Sub Division
Second Name
Country
TransitNet

TransitNet's title registry platform **unlocks crypto's mass market potential**

Now retail investors can safely...

- Prove ownership of digital assets
- Monitor crypto assets and securely exchange information
- Enable use of crypto for financial transactions, such as collateral for a loan or for trading
- Maintain a record of transactions and donations (for tax purposes, etc)

“TransitNet is going to open up the crypto world to millions of people because they’re going to trust it. It creates a public record.”

-Robert A., TransitNet user

TransitNet

Our team has built digital financial infrastructure powering billions of transactions globally



ERIC JACKSON

CEO & CO-FOUNDER

Early-PayPal, serial entrepreneur, author of “The PayPal Wars.” CEO/co-founder of profitable SaaS company CapLinked. Founded & exited a media company. Stanford.



CHRISTOPHER GREY

COO & CO-FOUNDER

Angel investor in 3 unicorn startups. COO & co-founder of CapLinked. Founded & exited a $600M private investment firm, Crestridge Investments. Stanford.

PayPal Stanford University Caplinked™ EMIGRANT BANK

TransitNet

We take compliance, security, and controls very seriously

TEAM



WILL COLEMAN

ARCHITECT

Co-lead for the first collateralized stablecoin attest. Security consultant for the largest hedge funds in the world.



PATRICIA CAMPBELL

GENERAL COUNSEL

31 years experience advising businesses with complex legal needs. Graduate of USC Law School.

ADVISORS



STEPHEN ROULAC

STRATEGY ADVISOR

Berkeley Law

Harvard Business School

Stanford BUSINESS



ALEX FELIX

COINFUND

CoinFund

RBS

DARTMOUTH



KEN MILLER

PAYPAL, INTUIT, GEM

PayPal

intuit

Gem

OMIDYAR NETWORK



JOHN WU

AVA LABS

Ava Labs.

HARVARD UNIVERSITY

Cornell University

Crypto financial infrastructure is a $45B industry, sitting in the $325B global fintech market


$45B crypto infrastructure
$325B global fintech market
Growing at a CAGR of 25%

Sources: 2022 Market Data Forecast

The crypto market is fueled by exponential interest in NFTs and Web3

NFT monthly sales volume


$2,000,000,000
$1,500,000,000
$1,000,000,000
$500,000,000
$0
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022

Source: NonFungible.com, Cointelegraph Research


NFT MARKET DRIVEN BY SMALLER TRANSACTIONS
NFT PURCHASE VOLUME BY SIZE
RETAIL (<$10K USD)
NFT COLLECTOR ($10K-$100K USD)
INSTITUTIONAL (>$100K USD)
01/01/2021
03/01/2021
05/01/2021
07/01/2021
09/01/2021
11/01/2021
SOURCE: CHAINANALYSIS
yahoo! finance

TransitNet

Expansion across a network of self-hosted wallets will drive retail and institutional adoption

Current

- Alpha product
- Patent pending
- Early users on board

Next

- Private beta launch
- Introduce pricing model

Soon

- Public launch
- User expansion
- Drive market awareness
- Establish strategic partnerships (exchanges, etc)
- Insurance

Future

- Scale model
- Expand institutional capabilities & launch B2B software integrations

TransitNet

Our wallet subscription business model will generate significant recurring SaaS revenue

$100M+

Revenue by 2027

68M+

Wallets by 2027



$100,000,000
$75,000,000
$50,000,000
$25,000,000
$0
2023
2024
2025
2026
2027

Note: Forward-looking projections cannot be guaranteed.

TransitNet

Saving millions of crypto investors from billions of dollars of problems


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TransitNet
Your Crypto Title Registry Dashboard
Hello Dave, Welcome!
Notifications
1.023 ETH sent from "Second Ethereum Wallet" on 4/3/22 at 01:33pm PST
"All Crypto Wallets Title Report" was viewed on 4/2/22 at 10:33am PST
Reminder to confirm ownership of "Secondary Bitcoin (BTC) Wallet"
0.067 BTC sent from "First Bitcoin Wallet" on 4/2/22 at 02:15pm PST
Identity Documents
USA Driving License
Verified
Expires: 08/31/2022
USA Passport
Rejected
Expires: 01/15/2022
All ID Documents
Recent Assets
BTC Secondary Bitcoin...
ETH 3rd Etherium Wallet...
BTC Secondary Bitcoin...
ETH 3rd Etherium Wallet...
All Assets
Add Asset
Assets By Type
30% Bitcoin
70% Ethereum
Recent Publications
All Crypto Wallets - Title Report
Portfolio: 5 Assets
All ETH Wallets - Title Report
Portfolio: 2 Assets
Primary ETH Wallets - Title Report
Signle Asset
All Publications
New Title Page
Publications Views
80

- More control
- More utility
- Less risk

...and peace of mind

TransitNet

The future of crypto, secured.

Disclaimer: This presentation document is a rough draft for informational purposes only and is subject to future revisions. Some statements and disclosures in this document are "forward-looking statements." Forward- looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industry and economies in which we operate and other information that is not historical information. All forward- looking statements are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them, but we cannot assure you that our expectations, beliefs and projections will be realized.

TransitNet